UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December, 2002

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Press Release

2)

Material Change

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 23, 2002

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”      OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

ThrillTime and Debentureholder Reach Agreement to Discharge Debenture; ThrillTime Arranges Private Placement

Directors:

Sherrill Cyr

Frank Deacon

Ralph Proceviat

Darrel Taylor

December 23, 2002

ThrillTime Entertainment International, Inc. (the “Company”) has reached an agreement with the holder of a       US $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder. The Debenture was to have automatically converted into common shares of the Company at US $1.11 per share on December 31, 2002 but will now be satisfied and discharged through a combination of cash and common shares of the Company.

Under the terms of the agreement reached with the holder of the Debenture, the Company will pay US $120,000 and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture. The cash will be payable in installments. US $60,000 is to be paid at closing. The remaining US $60,000 will be paid in monthly installments of US $15,000 commencing in July, 2003.

Closing is scheduled for January 20, 2003. If closing does not occur as scheduled and is not extended by mutual agreement of the parties, the full amount of the Debenture will, in accordance with its terms, automatically convert into common shares of the Company at US $1.11 per share.

The Company has also arranged a private placement of 2,000,000 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at a price of CDN $0.05 per unit to net the treasury an aggregate of CDN $100,000.  One share purchase warrant will entitle the Placee to purchase one additional share in the capital stock of the Company exercisable on or before one year from the date of the initial purchase, at and for a price of CDN $0.10 per share. The proceeds from the private placement will be used to pay the initial US $60,000 at closing to the holder of the Debenture. The private placement is subject to all applicable regulatory approvals.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc.  The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Suite 322, 4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date Of Material Change

December 23, 2002

3.

Press Release

Date of Issuance:

December 23, 2002

Place of Issuance:

Burnaby, British Columbia

4.

Summary Of Material Change

The Company has reached an agreement with the holder of a US $5,950,000 convertible debenture. The Company has also arranged a private placement of 2,000,000 units.

5.

Full Description Of Material Change

See attached Schedule “A”

6.

Reliance on Section 85(2) of the Act

Not applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name:

Ralph Proceviat, President

Sherrill Cyr, Secretary

Bus. Tel:

(604) 294-8084

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 23rd day of December, 2002.

Per: “Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

Schedule “A”

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”   OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

ThrillTime and Debentureholder Reach Agreement to Discharge Debenture; ThrillTime Arranges Private Placement

Directors:

Sherrill Cyr

Frank Deacon

Ralph Proceviat

Darrel Taylor

December 23, 2002

ThrillTime Entertainment International, Inc. (the “Company”) has reached an agreement with the holder of a       US $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder. The Debenture was to have automatically converted into common shares of the Company at US $1.11 per share on December 31, 2002 but will now be satisfied and discharged through a combination of cash and common shares of the Company.

Under the terms of the agreement reached with the holder of the Debenture, the Company will pay US $120,000 and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture. The cash will be payable in installments. US $60,000 is to be paid at closing. The remaining US $60,000 will be paid in monthly installments of US $15,000 commencing in July, 2003.

Closing is scheduled for January 20, 2003. If closing does not occur as scheduled and is not extended by mutual agreement of the parties, the full amount of the Debenture will, in accordance with its terms, automatically convert into common shares of the Company at US $1.11 per share.

The Company has also arranged a private placement of 2,000,000 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at a price of CDN $0.05 per unit to net the treasury an aggregate of CDN $100,000.  One share purchase warrant will entitle the Placee to purchase one additional share in the capital stock of the Company exercisable on or before one year from the date of the initial purchase, at and for a price of CDN $0.10 per share. The proceeds from the private placement will be used to pay the initial US $60,000 at closing to the holder of the Debenture. The private placement is subject to all applicable regulatory approvals.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc.  The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com